FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY HELD COMPANY

Corporate Taxpayer’s No. (CNPJ/MF) 47.508.411/0001‐56

Company Registration No. (NIRE) 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“Company”), in compliance with the Notification GAE No. 4.186-13, of BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), hereunder written, hereby announces to its shareholders the herein information:

•         Its controlled company, Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”), was mentioned in a certain column of the newspaper “Valor Econômico”, edition of November 13, 2013, in which its bankruptcy was required by Rent a Truck Operador Logístico Ltda. (“Rent a Truck”);

•         In first place, it shall clarify that Nova Ponto was not summon about such legal claim and, thereafter, is unaware of its terms, including amounts;

•         Regarding the litigant of such so-called bankruptcy claim, Rent a Truck was a former services provider for goods transportation, who rendered its services until June 2013, when the services were interrupted due several situations with costumers, with additionally credit in favor of Nova Pontocom;

•         Since the termination of its services agreement, Rent a Truck had been protesting some issues against Nova Pontocom, which were suspended in court as Nova Pontocom had been acknowledged of them. Regarding these suspended protests, it is important to clarify that its total amount does not represent a material amount to Nova Pontocom;

•         Lastly, the Company, on its own and on behalf of Nova Pontocom, hereby confirms that, as soon as Nova Pontocom receives the correspondent summon, it shall proceed with all legal measures against Rent a Truck in order to preserve its rights.

The Company’s Investor Relations Department is at shareholders’ disposal to clarify any matters relating to the purpose of this Notice through telephone number +55 11 3886-0421 or e‐mail gpa.ri@grupopaodeacucar.com.br

São Paulo, November 18, 2013

Daniela Sabbag

Investor Relations Officer

November 14, 2013

GAE 4.186-13

Companhia Brasileira de Distribuição

Investor Relations Office

Mrs. Daniela Sabbag

Dear Gentlemen,

We require you to send, with term at 11/18/2013, clarifications in connection with the request of bankrupcy of your controlled company, Nova Pontocom Comércio Eletrônico S.A., published in a certain column of the newspaper “Valor Econômico”, edition of November 13, 2013, required by Rent a Truck Operador Logístico Ltda., as well as to provide further material information, such as the amounts in discussion and the actions to be taken in order to solve such situation.

This requirement is made under the terms of the Cooperation Convention established by CVM and BM&FBOVESPA in December 13, 2011, and its non-compliance may subject this company to charged, as applicable, by the Superintendência de Relações com Empresas – SEP of CVM, observed Instruction CVM No. 452/07.

Yours trully,

Nelson Barroso Ortega

Gerência de Acompanhamento de Empresas

BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros

c.c. CVM - Comissão de Valores Mobiliários

Mr. Fernando Soares Vieira - Superintendente de Relações com Empresas

Mr. Waldir de Jesus Nobre - Superintendente de Relações com o Mercado e Intermediários

We clarify that the answer of this company shall be sent solely by means of IPE System, clicking at Category: Material Fact or Category: Notice to Market, and, following, the Type: Clarification over consults CVM/Bovespa, which shall result to the simultaneous transmission for both CVM and BM&FBOVESPA.

Pursuing a better understanding of the market, the file to be sent must contain the consult herein made before any written answer.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 19, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.